Exhibit (a)(5)(A)

[CBRL GROUP, INC. LOGO]	POST OFFICE BOX 787
LEBANON, TENNESSEE
37088-0787

C B R L G R O U P, I N C.

Investor Contact:	Diana S. Wynne
Senior Vice President, Corporate Affairs
(615) 443-9837

Media Contact:	Julie K. Davis
Director, Corporate Communications
(615) 443-9266

CBRL GROUP ANNOUNCES EXCHANGE OFFER FOR
OUTSTANDING CONVERTIBLE NOTES

Updates Status of Share Repurchase Authorizations

LEBANON, Tenn. (March 20, 2007) -- CBRL Group, Inc. (the “Company”)
(Nasdaq: CBRL) today announced that it has commenced an offer pursuant to which holders of its outstanding Liquid Yield Option Notes due 2032 (Zero Coupon - Senior - Cusip
Nos. 12489V AB2 and 12489V AA4) (the “Old Notes”) can exchange all or a portion of their Old Notes for an equal amount of a new issue of Zero Coupon Senior Convertible Notes due 2032 (Cusip No. 12489V ACO) (the “New Notes”) plus an exchange fee of $0.60 per $1,000 in principal amount of Old Notes tendered in the Exchange Offer. The exchange offer and withdrawal rights will expire at 5:00 p.m., Eastern time on Monday, April 16, 2007 unless extended by the Company. Holders must tender their Old Notes prior to the expiration date if they wish to participate in the exchange offer.

The purpose of the exchange offer is to exchange New Notes, which will include certain terms that are different from the Old Notes, for the Old Notes. The primary difference in terms will be the addition of a “net share settlement” feature in the New Notes. The New Notes, as is the case with the Old Notes, are convertible into 10.8584 shares of the Company’s common stock. The net share settlement feature will allow the Company, upon conversion of a New Note, to satisfy a portion of its obligation due upon conversion in cash rather than with the issuance of shares of its common stock. This will reduce the share dilution associated with the conversion of the New Notes.

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CBRL Group Announces Exchange Offer
March 20, 2007

    In addition, New Notes will provide that the Company may redeem the New Notes on 15 days notice rather than the minimum 30 days notice required by the Old Notes. Upon completion of the exchange offer, the Company presently intends, subject to market conditions, to redeem the New Notes (and any Old Notes that remain outstanding following the exchange offer). The Company would obtain the funds for any such redemption from drawing on its previously disclosed $200 million delayed-draw term loan, by using cash on hand and/or engaging in another financing transaction. The redemption could be completed as early as prior to the end of the Company’s fiscal year on August 3, 2007.

The New Notes may not be issued, nor may the exchange offer be accepted, prior to the time the application for qualification of indenture referred to below becomes effective. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. There shall not be any issuance of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such state.

Prior Announcement of Put Option
On March 6, 2007, the Company announced that, pursuant to the terms of the controlling indenture, holders of the Old Notes currently have the right to require the Company to repurchase the Old Notes for cash (the “Put Option”). The Put Option entitles each holder of Old Notes to require the Company to purchase all or any part of such holder’s Notes at a price equal to $475.01 per $1,000 of principal amount at maturity. Because each Old Note is convertible into 10.8584 shares of the Company’s common stock, the put value is the equivalent of $43.75 per associated common share. Based on the March 19, 2007 closing price for the Company’s common stock of $48.44, the conversion value exceeds the put value, and, accordingly, the Company does not expect holders to exercise their put right if that condition continues. Holders that do not surrender Old Notes for purchase pursuant to the Put Option will maintain the right to convert the Old Notes, subject to the their applicable terms, conditions and adjustments, and also may participate in the exchange offer discussed above. The opportunity to require the Company to repurchase the Old Notes pursuant to the Put Option will terminate at 5:00 p.m., Eastern Time, on Tuesday, April 3, 2007. In order to exercise the Put Option, a holder must follow the procedures set forth in the notice sent to holders, dated March 6, 2007. Holders may withdraw any Old Notes previously surrendered for purchase at any time prior to 5:00 p.m., Eastern Time, on April 3, 2007.

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CBRL Group Announces Exchange Offer
March 20, 2007

Neither the Company nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Old Notes pursuant to the Put Option or should participate in the exchange offer.

Availability of Certain Important Information
A Form T-3 Application for Qualification of Indenture (the “T-3”) covering the New Notes has been filed with the Securities and Exchange Commission (“SEC”) but has not yet been declared effective. Also, in connection with both the Put Option and the exchange offer, the Company has filed with the SEC Tender Offer Statements on Schedule TO. The T-3 and the Tender Offer Statements and any documents filed in connection with either the Put Option or the exchange offer contain important information. The Company recommends that holders of Old Notes read these documents carefully before deciding whether to exercise their Put Option or to participate in the exchange offer. Holders of Old Notes and other interested parties may obtain a free copy of these and other relevant documents at the SEC's website, sec.gov, at the Company’s website, cbrlgroup.com, or from CBRL Group, Inc. at 305 Hartmann Drive, P.O. Box 787, Lebanon, Tennessee 37088-0787, Attn: General Counsel. Additional information concerning the terms of the exchange offer and copies of the exchange circular and other documents relating to the exchange offer may be obtained from the information agent. The information agent is:

Global Bondholder Services Corporation
65 Broadway— Suite 704
New York, NY 10006
Attn: Corporate Actions
Telephone: (212) 430-3774 (Banks and Brokers)
(866) 470-4300

Status of Previously Announced Share Repurchase Authorizations
The Company also announced that through March 19, 2007, it had repurchased an aggregate of 1.93 million shares of its common stock for approximately $91.0 million before fees and commissions pursuant to a Rule 10b5-1 trading plan that it announced on March 8, 2007. The 10b5-1 Plan was implemented to facilitate repurchases under the Company’s previously announced $100 million share repurchase authorization, approximately $36.1 million of which remained at March 8, 2007. This is in addition to management's authority to purchase 821,081 shares that remains from a 2005 repurchase authorization. The Company intends to complete the remainder (approximately $9.0 million) of the $100 million authorization as soon as practicable.

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CBRL Group Announces Exchange Offer
March 20, 2007

Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 555 Cracker Barrel Old Country Store® restaurants and gift shops located in 41 states.

Cautionary Statement Regarding Forward Looking Information
Certain matters discussed in this news release are not historical facts but are forward-looking statements regarding the Company’s intention to implement the net share settlement feature and other financing initiatives. The Company’s ability to complete the exchange offer and, thereafter, complete the redemption and refinancing, and remaining authorized share repurchases will depend, among other things, on market conditions, and there can be no assurance that the Company will complete these initiatives on the anticipated terms or at all. Risks and uncertainties related to the Company’s business are discussed in the Company’s SEC filings, including its Annual Report on Form 10-K for the year ended July 28, 2006 and Quarterly Reports on Form 10-Q for the quarters ended October 27, 2006 and January 26, 2007. The Company undertakes no obligation to update forward-looking statements.

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